UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Adams Respiratory Therapeutics, Inc.
(Name of Subject Company (Issuer))
Twickenham Inc.
an indirect, wholly-owned subsidiary of Reckitt Benckiser Group plc
(Names of Filing Person (Offerors))
Common Stock, $.01 par value per share
(Title of Class of Securities)
00635P107
(CUSIP Number of Class of Securities)
(Underlying Options to Purchase Common Shares)

ANDREW BALDRY
RECKITT BENCKISER GROUP PLC
103-105 BATH ROAD
SLOUGH
BERKSHIRE SL1 3UH
UNITED KINGDOM
+44 (0)1753 217800
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Neil Goodman, Esq.
Richard Baltz, Esq.
Arnold & Porter LLP
555 12th Street, NW
Washington, DC 20004
Telephone: (202) 942-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable

Form or Registration No.:	Not applicable

Filing Party:	Not applicable

Date Filed:	Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

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& Javed Ahmed Executive Vice President North America, Australia & New Zealand Reckitt Benckiser December 10, 2007

About Reckitt Benckiser Why this is a good opportunity How an integration would work Timing Q&A Agenda

About Reckitt Benckiser Why this is a good opportunity How an integration would work Timing Q&A Agenda

World leader in attractive household cleaning & health and personal care categories (>70% of net revenues from #1 or #2 brands) Global company Operations in 60+ countries Sales in 180 countries worldwide 43 Manufacturing facilities worldwide 22,000 employees UK listed. Top 25 of FTSE 100 Market Cap £19bn or $40bn

Reckitt Benckiser 2006 including BHI Acquisition Net Revenues £4.9bn $10bn Operating Profit £1.1bn $2.2bn Market Capitalization £19bn $40bn

Key facts 2006 Surface Care Personal Antiseptics Fabric Treatment Depilatories Automatic Dishwashing Sore Throat (medicated) Disinfectant Cleaning Water Softeners Lavatory Care WORLD #1

History

- 1823 Benckiser founded in Ludwigshafen Germany
  - 1996 Benckiser detergents relocated to the Netherlands;
    incorporated as Benckiser NV
  - 1997 Benckiser NV listed on Amsterdam & New York Exchanges
- 1840 Reckitt & Sons founded in Hull, UK
  - 1888 Reckitt & Sons listed on London Stock Exchange
  - 1938 Reckitt & Sons merge with J&J Colman to form Reckitt & Colman plc
- 1999 Reckitt & Colman plc merges with Benckiser NV to create
  Reckitt Benckiser plc. Listed on London Stock Exchange
- 2005 Reckitt Benckiser plc acquires Boots Healthcare International, doubling its presence in Health & Personal Care







Reckitt & Colman

Merger with

BENCKISER

Listing Particulars

relating to the issue of up to

229,952,335 New Reckitt & Colman Shares

in connection with the Merger



NUROFEN
Strepsils
Strepsils

We Succeed with Four Core Values Commitment Entrepreneurship Achievement Teamwork

Geographical Analysis Geographical Analysis

Health & Personal Care

25% of net revenues

Antiseptics	World No.1	Dettol®
Depilatories	World No.1	Veet®
Denture care	Europe No.2	Steradent®, Kukident®
Gastro-Intestinal (upper)	Europe No.1	Gaviscon®
Analgesics	Europe No.2	Nurofen®
Medicated Skincare	World No.2 anti acne	Clearasil®
Sore Throat	World No.1.	Strepsils®


Dettol


Veet

Global No.1


NUROFEN
LEMSIP
GAVISCON
Strepsils
extra
Strepsils

Focus on Powerbrands in High Growth Categories Focus on Powerbrands in High Growth Categories Source: IMS OTC Review Plus, MAT Q1 2007 VMS = Vitamins, Minerals & Supplements CAGR 2003-2007 = +4.8% CAGR 2003-2007 = +4.8%

Leading Positions Where Present Number 2 market position within Core Categories in markets we compete RB Power Brands outperforming the markets Source: IMS OTC Review Plus, MAT Q1 2007 Note: Market share based on share of 4 Powerbrands in the three core categories Analgesics, Cold/Flu and GI in the markets where present

Reckitt Benckiser Pharmaceuticals RB also has successful experience with prescription pharmaceuticals. Subutex(r) and Suboxone(r) buprenorphine based treatment of opiate addiction. A £180m ($400m) global business at 50% EBIT margin and with CAGR 34% from 02-06. Stand alone USA operating business with 200 medical sales people.

RECKITT BENCKISER

Leadership Where We Compete

- Fabric care: #1 or #2 and 24% of net revenues
  - Vanish®, Spray'n Wash®, Ava®, Colon®, Dosia®, Woolite®, Calgon®, Quanto®, Flor®
- Surface care: #1 or #2 and 19% of net revenues
  - Lysol®, Dettol®, Sagrotan®, Harpic®, Cillit Bang®, Veja®, St. Marc®, Easy-Off®, Brasso®, Lime-A-Way®, Old English®, Mr Sheen®
- Dishwashing: #1 and 12% of net revenues
  - Calgonit®, Finish®, Electrasol®, Jet Dry®
- Home care: #2 and 14% of net revenues
  - Air Wick®, Mortein®, d-Con®
- Food: 4% of net revenues
  - French's®, Frank's®, Cattlemen's®

Reckitt Benckiser is a Success Story 7 straight years of above industry average growth 7 straight years of above industry average growth 7 straight years of above industry average growth Net Revenues Net Income 1999 - 2006 1999 - 2006 2006 +7%C like for like +18%C total 2006 +17%A Adjusted 1 2004 Restated following the adoption of IFRS 1 = adjusted to exclude the impact of the restructuring charge

All Areas/Categories Contribute to Growth All Areas/Categories Contribute to Growth +23% +12% +15% Net revenue trend £m & % growth @ constant exchange Europe NA/ANZ Developing Markets Fabric Surface Dishwashing Home Health and Personal Care +8% +5% +3% +11% +13% underlying +9% ex BBG

Reckitt Benckiser Share Price 2003 2004 2005 2007 2006 Share Price Pence 3000 900

About Reckitt Benckiser Why this is a good opportunity How an integration would work Timing Q&A Agenda

Strategic Rationale Acquisition of Adams would bring USA leadership in the attractive segments of the cough, cold analgesic and sinus (CCAS) category and provide the opportunity to establish an OTC platform for the group in the USA. Mucinex(r) and Delsym(r) are fast-growing brands with good IP protection. Outside of the USA, there exists good potential opportunity to role out the brands and technology into our global markets.

About Reckitt Benckiser Why this is a good opportunity How an integration would work Timing Q&A Agenda

Form an integration team comprising Adams and RB management: December 2007 Regularly communicate progress: January 2008 Finalize the organizational model: January 2008 Integration Process

Talent While it is still early in the process, we will work closely with Adams' HR to objectively review the talent within both organizations Locations Chester, NJ, Headquarters Fort Worth, TX, Development and Operations Leading Principle Keep the Best of Both Companies! One Company and One Team

About Reckitt Benckiser Why this is a good opportunity How an integration would work Timing Q&A Agenda

The deal has board approval of both companies Merger of the companies is likely to occur in the first quarter of 2008 Integration would begin soon after that with both companies working closely together Possible Timing

About Reckitt Benckiser Why this is a good opportunity How an integration would work Timing Q&A Agenda

IMPORTANT INFORMATION This presentation is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Adams Respiratory, Inc. common stock has not commenced. At the time the offer is commenced, an indirect, wholly owned subsidiary of Reckitt Benckiser Group plc will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Adams will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Adams' security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's Web site: www.sec.gov.

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